SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4/A
                                 AMENDMENT NO. 1

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           ESQUIRE COMMUNICATIONS LTD.
                                (Name of Issuer)

                           ESQUIRE COMMUNICATIONS LTD.
                      (Name of Person(s) Filing Statement)

                    REDEEMABLE COMMON STOCK PURCHASE WARRANT
                         (Title of Class of Securities)


                                    296658115
                      (CUSIP Number of Class of Securities)


                                Malcolm L. Elvey
                              Chairman of the Board
                           Esquire Communications Ltd.
                              216 East 45th Street
                                    8th Floor
                            New York, New York 10017
                                 (212) 687-8010

                                    Copy to:

                          STROOCK & STROOCK & LAVAN LLP
                                 180 Maiden Lane
                          New York, New York 10038-4982
                       Attention: Martin H. Neidell, Esq.
                                 (212) 806-5400

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   May 9, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                         Exhibit Index Appears on Page 4

     The Schedule 13E-4 Issuer Tender Offer Statement dated May 12, 1997 relates to an Exchange Offer (the "Exchange Offer") whereby Esquire Communications Ltd., a Delaware corporation (the "Company"), offered to exchange 340,450 shares of its Common Stock, par value $.01 per share (the "Common Stock"), for 1,702,251 of its Redeemable Common Stock Purchase Warrants to purchase Common Stock (the "Warrants") and is hereby amended as set forth herein. This statement is being filed by the Company.

Item 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The Exchange Offer expired on June 12, 1997. Based upon a final count by the Company's exchange agent, 924,481 Warrants were properly tendered and have been exchanged by the Company in the Exchange Offer. Such Warrants aggregate approximately 54.3% of the Warrants outstanding on May 9, 1997. 184,896 shares of Common Stock were issued by the Company in the Exchange Offer to persons who exchanged Warrants.

Item 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Press release issued on June 13, 1997 by the Company with respect to the Exchange Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 18, 1997                       ESQUIRE COMMUNICATIONS LTD.

                                    By:  /S/ MALCOLM L. ELVEY
                                         Malcolm L. Elvey
                                         Chairman of the Board

                                INDEX TO EXHIBITS


     Exhibit                      Description                      Page
     Number                                                       Number
      ------                                                      ------
       (a) Press release issued on June 13, 1997 by the Company with respect to the Exchange
                     Offer.

                                   Exhibit (a)

                   [Letterhead of Esquire Communications Ltd.]

FOR IMMEDIATE RELEASE

Company Contact:
Malcolm L. Elvey
Chairman
Esquire Communications Ltd.
(212) 687-8010


                        ESQUIRE COMMUNICATIONS ANNOUNCES
                         WARRANT EXCHANGE OFFER RESULTS


New York, N.Y. June 13, 1997. . . .Esquire Communications Ltd. (ESQ.COM)
(NASDAQ:ESQS) announced today that it had completed its offer to exchange common stock for outstanding common stock purchase warrants. Pursuant to the offer, based on a preliminary count, a total of approximately 930,448 warrants (including warrants subject to guarantees of delivery) had been tendered for exchange. The offer provides for the exchange of one share of common stock for each five warrants. All properly tendered warrants will be exchanged in accordance with the offer.

ESQ.COM is the largest company providing court reporting and related legal support services in a $3.5 billion industry and it is the only publicly traded company with court reporting as its principal line of business.